EXHIBIT 2

*

Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for Confidential Treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

Jipangu Inc.

May 28, 2005

PRIVATE AND CONFIDENTIAL

Apollo Gold Corporation
5655 South Yosemite Street
Suite 200
Greenwood Village, Colorado
USA 80111-3220

Attention:    R. David Russell

Dear Sirs:

Re: Florida Canyon, Inc. Standard Mine Inc. and Apollo Gold Exploration, Inc.

Apollo Gold Corporation (“Apollo”) owns all of the outstanding shares of Florida Canyon Mining, Inc. (“Florida Canyon”), Standard Mining, Inc (“Standard”) and Apollo Gold Exploration, Inc. (“Exploration”). Florida Canyon and Standard own and operate certain mining assets in the State of Nevada and have a working capital account with Apollo (the “Home Office Account”). Exploration has rights to certain exploration property in Nevada. The balance sheets of Florida Canyon, Standard and Exploration as at March 31, 2005 (the “Balance Sheets”) are attached to this letter.

Jipangu Inc. and Apollo have been discussing a possible transaction (the “Transaction”) pursuant to which Jipangu or a subsidiary thereof (“Jipangu”) would purchase from Apollo all of the outstanding shares of Florida Canyon, Standard and all of the outstanding shares of Exploration (collectively, the “Purchased Shares”). This letter describes the basis on which Jipangu and Apollo are prepared to proceed with further consideration of the Transaction.

1.	TRANSACTION AND SHARE SUBSCRIPTION

1.1	Purchased Shares. Jipangu would purchase all of the Purchased Shares for a purchase price (the “Purchase Price”) equal to US$* (of which $* shall be allocated to shares of Florida Canyon and Standard and $* shall be allocated to shares of Exploration), payable on closing. The Purchase Price assumes that at closing, the Home Office Account and the deficit included within the Balance Sheets of Florida Canyon, Standard and Exploration will have been removed therefrom.

1.2	Share Subscription. In addition to and independent of the Transaction and the Purchase Price, Jipangu agrees to enter into a subscription agreement with Apollo for the purchase of less than ten percent of common shares outstanding of Apollo, substantially in the form attached hereto as Exhibit A (the “Subscription Agreement”) upon signing this letter. The parties agree and acknowledge that each of the Term Sheet and Subscription Agreement are separate and independent legal documents from this letter.

2.	DUE DILIGENCE

2.1	Due Diligence Review. Jipangu and its authorized representatives who are bound by the Confidentiality Agreement (as defined in Section 5.7) will carry out and complete a due diligence review of Florida Canyon, Standard and Exploration, and the Purchased Shares on or before June 30, 2005 or such later date as the parties may agree in writing.

2.2	Conduct of Due Diligence. Apollo will cause Florida Canyon, Standard and Exploration to give Jipangu and its representatives who are bound by the Confidentiality Agreement such access to the employees, property, assets, books and records of Florida Canyon, Standard and Exploration and any information relating thereto as Jipangu may reasonably require to carry out and complete the due diligence review of Florida Canyon, Standard and Exploration. Apollo makes no representation or warranty as to the accuracy, availability, or completeness of any of the books, records, data, and other information described in this Section 2.2, and Jipangu, in deciding to proceed with the Transaction and to execute and deliver the Definitive Agreements, shall rely solely on its own due diligence and the representations and warranties made by Apollo in the Definitive Agreements.

2.3	Jipangu Termination Notice. If Jipangu in its sole judgement determines not to proceed with the Transaction, Jipangu will give notice thereof (the “Jipangu Termination Notice”), in which event this letter will terminate. In the event of such termination, neither party shall have any further obligation or liability to the other with respect to this letter or the proposed Transaction, except as set forth in Sections 1.2 hereof and in the Confidentiality Agreement.

3.	DEFINITIVE AGREEMENTS

3.1	Definitive Agreements. Jipangu and Apollo will work diligently and in good faith towards settling a purchase agreement and any other agreements required in connection with the Transaction (the “Definitive Agreements”). The Definitive Agreements would contain mutually satisfactory terms and conditions, including the terms and conditions set out in this letter, and customary representations, warranties and indemnities, and would be subject to the approval of the boards of directors of Apollo and Jipangu.

3.2	Termination. If the Definitive Agreements are not executed and delivered by Apollo and Jipangu on or before July 31, 2005 (the “Termination Date”), this letter will terminate, except for the provisions identified in Section 3.3 below, provided that the parties may mutually agree to extend the Termination Date.

3.3	No Binding Obligation and Surviving Provisions. The parties acknowledge and agree that although this letter sets forth the parties’ current intention with respect to the possible Transaction, this letter does not create any binding obligation or commitment, except that Section 1.2 herein and the Confidentiality Agreement shall be binding on the parties and shall survive termination of this letter. The parties agree that neither party shall have any obligation to consummate the Transaction unless and until the Definitive Agreements have been executed and delivered.

4.	CLOSING

4.1	Closing. The closing of the Transaction will take place on a date specified in the Definitive Agreements, such date to be as soon as practicable after the execution thereof.

4.2	Conditions. The Transaction will be subject to the following conditions:

(a)	receipt of all third party consents and regulatory and other approvals required to be obtained under applicable laws;

(b)	negotiation and settlement of the Definitive Agreements;

(c)	the release, discharge and transfer of all security interests and other encumbrances in the Purchased Shares and the properties and assets of Florida Canyon, Standard and Exploration; and

(d)	customary closing conditions, including the absence of a material adverse change in the financial condition, operations and affairs of Florida Canyon, Standard and Exploration, provided that the obtaining of financing by Jipangu shall not be a closing condition.

5.	GENERAL

5.1	Ordinary Course. From the date hereof until the earlier of termination of this letter or the completion of the Transaction, Apollo will operate and maintain the business of Florida Canyon, Standard and Exploration in the usual and ordinary course, and will not take or permit Florida Canyon, Standard and Exploration to take any material action relating thereto without informing Jipangu.

5.2	Consents and Approvals. Each party will use all reasonable efforts to obtain all third party consents and all other regulatory and other approvals required to be obtained by it to complete the Transaction.

5.3	Notice. Any notice or other communication to be given in connection with this letter agreement must be in writing and given by personal delivery or facsimile as follows:

if to Jipangu: Jipangu Inc. 3-6-9- Kita-Shinagawa Shinagawa-ku Tokyo 140-0001 Japan Attention: President Fax: +813 3474-4679	if to Apollo: Apollo Gold Corporation 5655 South Yosemite Street Suite 200 Greenwood Village, Colorado USA 80111-3220 Attention: President Fax: (720) 482-0957

or to such other address or addresses as shall be specified in any notice given hereunder. Any notice or other communication so given will be deemed to have been received on the date of actual receipt.

5.4	Costs and Expenses. Each of Jipangu and Apollo will bear its own costs and expenses with respect to this letter and the matters referred to herein regardless of whether the Definitive Agreements are executed or the Transaction is completed.

5.5	Disclosure. Neither party shall make any public disclosure or announcement regarding the possible Transaction, this letter, the Term Sheet, or the Subscription Agreement without the prior consent of the other party. Notwithstanding the foregoing, Apollo may make any public disclosure required by the United States or Canadian securities commissions or stock exchanges with two days’ prior notice to Jipangu. This Section 5.5 shall govern in the event that it is in conflict with Section 3 of the Confidentiality Agreement.

5.6	Entire Agreement. This letter agreement sets out the entire agreement in principle between the parties with respect to the Transaction and supersedes all prior agreements or understandings between them with respect thereto, whether written or oral, other than the confidentiality agreement dated March 16, 2005 between them (the “Confidentiality Agreement”), the provisions of which continue in full force and effect, except as noted in Section 5.6 above.

5.7	Governing Law. This letter and the rights and duties arising from it will be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

5.8	Counterparts. This letter may be executed and delivered in counterparts, each of which when executed and delivered is an original and both of which when taken together constitute one and the same instrument, and may be delivered by either party by facsimile.

If the foregoing describes the basis on which you are prepared to proceed with the Transaction, please sign and return a copy of this letter to the undersigned on or before 12:00 a.m. (Tokyo time) on May 28, 2005.

Your truly, JIPANGU INC. By: /s/ Tamisuke Matsufuji Name: Tamisuke Matsufuji Office: President and CEO

Accepted and agreed, this 28 day of May, 2005.

APOLLO GOLD CORPORATION

By:  /s/ R. David Russell
Name:     R. David Russell
Office:     President and CEO